April 8, 2010

Mark Cowan

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	MML Series Investment Fund (the “Trust”)

1933 Act File No. 2-39334

1940 Act File No. 811-02224

Comments received for PEA No. 73 filed on February 1, 2010

Dear Mr. Cowan:

Below is a summary of the comments I received from you on March 15, 2010 regarding the above-mentioned Trust, together with our responses. I appreciate the time you took to carefully review this document and have tried to address your comments. I would greatly appreciate your contacting me at 413-744-7218 as soon as possible if you have any further questions or comments. Thank you.

Prospectus Comments

1.	Back Cover Page - Please clarify that the SAI and Fund’s annual and semi-annual reports are available without charge. As it currently reads, it appears these items are only available free of charge at the fund’s web site.

Response:	We will make this clarification.

2.	Fee Table

a.	Certain funds contain a footnote stating “Acquired Fund fees and expenses represent approximate expenses to be borne indirectly by the Fund in its first fiscal year through investments in other pooled investment vehicles. The amount of Acquired Fund fees and expenses may differ due to a number of factors including, among others, a change in allocation of the Fund’s investments among other pooled investment vehicles.” Please remove the footnote because the disclosure is not required or permitted by Item 3 of Form N-1A. [See all six Allocation Funds, Growth & Income Fund, Mid Cap Value Fund, and Small/Mid Cap Value Fund]

Response:	We will make this change.

b.

Certain funds include footnote disclosure stating “Other Expenses include Acquired Fund fees and expenses, which represent approximate expenses borne indirectly by the Fund in its most recent fiscal year through investments in other pooled investment vehicles. The amount of Acquired Fund fees and expenses may change in the coming year due to a number of factors including, among others, a change in allocation of the Fund’s investments among other pooled investment vehicles.” Please remove the footnote because the disclosure is not required or permitted by Item 3 of Form N-1A. [See Equity Income Fund, Equity Index Fund, Income & Growth Fund, Small Cap Growth Equity Fund, Small Cap Index Fund, and Small Company Value Fund]

Response:	We will make this change.

c.	With respect to the Conservative Allocation Fund and Small Company Value Fund, please remove the second to last sentence of footnote 2, which states “Total Annual Fund Operating Expenses after Expense Reimbursement shown in the above table exceed this amount, because, as noted in the previous sentence, certain fees and expenses are excluded from the cap.,” because the disclosure is neither required nor permitted by Item 3 of Form N-1A.

Response:	We will make this change since (1) with respect to MML Conservative Allocation Fund, the fee and expense cap will be eliminated beginning May 1, 2010; and (2) with respect to MML Small Company Value Fund, the statement is inapplicable since the figures do indeed match. However, please see our response to Item 2(g) below.

d.	We note that Rule 12b-1 fees are “none” in some fee tables while stating “N/A” in other tables. Please revise for consistency, or explain the reason for the differences.

Response:	We will revise so that all fee tables consistently state “N/A” where applicable.

e.	For the MML Concentrated Growth Fund, please remove footnote 1, which describes a voluntary fee waiver, because the footnote disclosure is not required or permitted by Item 3.

Response:	We will make this change.

f.	For the MML Equity Income Fund, MML Equity Index Fund, please delete footnote 1, which references that AFFE is included in Other Expenses, because the footnote disclosure is not required or permitted by Item 3. The fund may, however, include components of other expenses in a parenthetical to the caption. Instruction 3(c)(iii).

Response:	We will make this change

g.	With respect to the MML Equity Index Fund, it does not appear that the second sentence of footnote 3, stating that “The Total Annual Fund Operating Expenses after Expense Reimbursement shown in the above table exceed this amount, because, as noted in the previous sentence, certain fees and expenses are excluded from the cap,” is relevant to the Class 1 shares. Nevertheless, the footnote disclosure should be removed because the disclosure is not required or permitted by Item 3 of Form N-1A. In addition, the last sentence in footnote 3 states MassMutual has agreed to waive certain administrative and shareholder service fees payable by the fund on account of Class II and Class III shares. A fund is not permitted to include information about a fee waiver unless the fee waiver arrangement will actually reduce a fund operating cost for no less than one year. Such disclosure can be moved to Item 10(a) instead.

Response:	With respect to the second sentence of footnote 3 for the MML Equity Index Fund, the addition of this disclosure was requested in the past by our retail examiner. We therefore propose to retain this disclosure in those cases where the two figures are indeed different. The waiver of certain administrative and shareholder service fees payable by the fund on account of Class II and Class III shares will be a contractual waiver for the period beginning May 1, 2010 and ending May 1, 2011 so we will modify this disclosure accordingly.

3.	Example - Please delete the narrative that follows the example. It can be misleading in that the concept is covered in the narrative preceding the table (i.e., regarding contract level expenses).

Response:	We will make this change.

4.	Principal Strategies/Principal Risks

a.	Allocation Funds (pp. 4-24)

Convertible Securities, Mortgage and Asset Backed Securities, Preferred Stock, and Securities Loan and Repurchase Risk are listed as principal risks. Please disclose the corresponding strategies that subject the funds to such risks.

Response:	We will make this change.

b.	Blue Chip Growth Fund (p.28)

Securities Loan and Repurchase Risk are listed as principal risks. Please disclose the corresponding strategies that subject the funds to such risks.

Response:	We will make this change.

c.	MML Concentrated Growth Fund (p. 32)

Securities Loan and Repurchase Risk are listed as principal risks. Please disclose the corresponding strategies that subject the funds to such risks.

Response:	We will make this change.

d.	MML Emerging Growth Fund (p.36)

OTC Risk and Securities Loan and Repurchase Risk are listed as principal risks. Please disclose the corresponding strategies that subject the funds to such risks.

Response:	We will make this change.

e.	MML Equity Income Fund (p. 40)

Convertible Securities Risk and Securities Loan and Repurchase Risk are listed as principal risks. Please disclose the corresponding strategies that subject the funds to such risks.

Response:	We will make this change.

f.	MML Equity Index Fund (p. 44)

Liquidity Risk, OTC Risk, and Securities Loan and Repurchase Risk are listed as principal risks. Please disclose the corresponding strategies that subject the funds to such risks.

Response:	We will make this change.

g.	MML Global Fund/Small Cap Index Fund (p. 52/88)

OTC Risk and Securities Loan and Repurchase Risk are listed as principal risks. Please disclose the corresponding strategies that subject the funds to such risks.

Response:	We will make this change.

h. Growth & Income Fund, Income & Growth Fund, Mid Cap Growth Fund, Mid Cap Value Fund, Small Cap Growth Equity Fund, Small Company Value Fund and Small/Mid Cap Value Fund (p.56/60/76/84/96)

Securities Loan and Repurchase Risk are listed as principal risks. Please disclose the corresponding strategies that subject the funds to such risks.

Response:	We will make this change.

i.	Large Cap Growth Fund/ NASDAQ-100 Fund (p. 65/80)

OTC Risk, Securities Loan and Repurchase Risk, and Smaller and Mid-Cap Company Risk are listed as principal risks. Please disclose the corresponding strategies that subject the funds to such risks.

Response:	We will make this change.

5.	Performance Information

a.	With respect to the first five allocation funds, please remove the footnotes stating “Reflects no deduction for fees/ expenses/ taxes.” Instead, you may add a parenthetical underneath the index name in the table similar to the table in the form.

Response:	We respectfully disagree since this same footnote appears for funds with more than one listed index in the prospectus for the MassMutual Premier Funds (811-08690) which went effective on March 1, 2010 and did not receive this comment from the Staff when its 485(a) filing was reviewed. We would like our fund documents to be as consistent as possible.

b.	For the Asset Allocation Fund, Blue Chip Growth, Concentrated Growth, please relocate the footnote 1 disclosure (stating performance for Service Class shares for periods prior to inception is based on performance of Initial Class shares) from the footnote to the narrative of the bar chart and performance table.

Response:	We respectfully disagree since this same footnote appears for certain funds in the prospectus for the MassMutual Premier Funds (811-08690) which went effective on March 1, 2010 and did not receive this comment from the Staff when its 485(a) filing was reviewed. We would like our fund documents to be as consistent as possible.

c.	Please confirm that performance information will not be updated on a fund’s website.

Response:	We confirm that is correct, although updated performance may be available on an insurance company’s website.

As requested, we acknowledge the following: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Very truly yours,

/s/ Andrew M. Goldberg
Andrew M. Goldberg

Vice President, Secretary and Chief Legal Officer, MML Series Investment Fund

Assistant Vice President and Counsel, Massachusetts Mutual Life Insurance Company